Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX SUBSIDIARY ANNOUNCES SUCCESSFUL OFFER

AND TAKE-OVER BID OF TRINIDAD CEMENT LIMITED

•	CEMEX to consolidate Trinidad Cement Limited and its subsidiaries

MONTERREY, MEXICO, JANUARY 24, 2017—Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its indirect subsidiary Sierra Trading (“Sierra”), having received the Foreign Investment License from the Trinidad and Tobago Ministry of Finance, disclosed today that all terms and conditions of the offer made pursuant to the Offer and Take-Over Bid dated December 5, 2016, as amended on January 9, 2017 (the “Offer”) to acquire up to 132,616,942 ordinary shares (the “Offered Shares”) for TT$5.07 (US$0.76) in cash per share in Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, Jamaica and Barbados, have been complied with or waived and the Offer has accordingly been declared unconditional.

Based on the latest information available today, TCL shareholders have deposited approximately 104.5 million, subject to validation, TCL shares in response to the Offer which, together with Sierra’s existing shareholding in TCL, represents approximately 67.39% of the outstanding TCL shares. Sierra intends to take up all TCL shares deposited pursuant to the Offer up to the maximum number of Offered Shares. If the number of TCL shares deposited by TCL shareholders exceeds the maximum number of Offered Shares, the TCL shares will be taken-up by Sierra on a pro-rated basis according to the number of TCL shares deposited by each TCL shareholder. Sierra expects that TCL shares deposited by shareholders in Trinidad and Tobago will be taken-up by January 31st, 2017.

The total number of tendered shares will be announced by Sierra upon the close of the offer period in all jurisdictions. The Offer remains open until February 7th, 2017 for TCL shareholders in Jamaica in accordance with Regulation 16 (3) of the Securities (Take-overs and Mergers) Regulations, 1999 of the laws of Jamaica.

As of today, the total consideration to be paid by Sierra for the TCL shares it will take up pursuant to the Offer is approximately U.S.$79,420,000.00. Such consideration could increase once the final tally of TCL shares deposited is determined and the Offer period closes in Jamaica.

“We are satisfied with and grateful for the trust placed in us by TCL stockholders,” said Fernando A. Gonzalez, CEO of CEMEX. “We see a positive outlook for the business environment and we are committed to being a reliable cement supplier in Trinidad and Tobago, Jamaica, Barbados and the whole Caricom region.”

Payment in respect of TCL shares taken up by Sierra is expected to be made as follows:

In Trinidad and Tobago: On or before Friday, February 3, 2017 at the rate of TT$5.07 or US$0.76, depending on the currency option selected by TCL shareholders in Trinidad and Tobago.

In Jamaica: On or before February 21, 2017 at the rate of TT$5.07 or US$0.76 or the Jamaican currency equivalent of TT$5.07, depending on the currency option selected by TCL shareholders in Jamaica; and

In Barbados: On or before February 23, 2017 based on the Barbados currency equivalent of TT$5.07.

TCL is to continue operating as usual. Additionally, TCL will be maintained as a publicly listed company on the Trinidad and Tobago Stock Exchange with the benefit of a strong local shareholding together with the enhanced benefit of proven management and operational expertise from CEMEX.

TCL’s main operations are in Trinidad and Tobago, Jamaica and Barbados. TCL is the majority shareholder of Caribbean Cement Company Limited (“CCCL”), a main cement producer in Jamaica.

As of September 30, 2016, TCL and its subsidiaries had EBITDA of approximately U.S.$77 million for the last twelve months, net debt of approximately U.S.$113 million, representing a net financial leverage of approximately 1.5x.

For more information on CEMEX, please visit www.cemex.com

For more information on TCL, please visit www.tcl.co.tt

For more information on CCCL, please visit www.caribcement.com

Any questions by TCL shareholders regarding the Offer may still be directed to:

In Trinidad Republic Securities Limited (“RSL”) 2nd Floor, Promenade Centre 72 Independence Square Port of Spain Tel: (868) 623-0435/6/8/9 Fax: (868) 623-0441 Email: rslinfo@republictt.com	In Jamaica JCSD Trustee Services Limited 40 Harbour Street Kingston Tel. (876) 976-3271 Email: robini@jamstockex.com Email: michelle.sidar@jamstockex.com	In Barbados Republic Finance & Trust (Barbados) Corporation Mezzanine Floor, Broad Street Bridgetown Tel.(246) 431-1262 Ext. 4170 Email: okennedy@republicbarbados.com

This Press Release will be delivered to Trinidad Cement Limited and filed with the following regulators: the Trinidad and Tobago Securities and Exchange Commission, the Trinidad and Tobago Stock Exchange, the Jamaica Stock Exchange, the Jamaican Financial Services Commission, the Barbados Stock Exchange and the Barbados Financial Services Commission

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein, including the Offer not closing or being consummated under terms and conditions different from the one’s referenced in this press release or TCL shareholders not receiving payment for tendered TCL shares on the expected dates or at all. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.